INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

October 25, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 20 to the Registration Statement on Form F-1 File No. 333-266965 Filed October 11, 2023

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 23, 2023 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s response is set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 20 to Registration Statement on Form F-1

December 31, 2022 Audited Financial Statements

Note 11. Reportable Segments, page F-18

1.	It appears the title heading for Note 11, Reportable Segments, has been erroneously omitted from the December 31, 2022 audited financial statements in this amendment. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has made the requested correction to page F-19.

June 30, 2023 Unaudited Interim Consolidated Financial Statements Index to Consolidated Financial Statements (Unaudited), page F-22

2.	We have reviewed your response to prior comment one. Given that the June 30, 2022 comparative interim period has been audited, please provide in the filing an auditors’ report covering the six months ended June 30, 2022. Also, the Experts section at page 126 should be updated for this interim period, along with providing an updated accountant’s consent covering this same interim period. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has included the auditors’ report for the six months ended June 30, 2022 at page F-2, revised the Experts section at page 126 and provided an updated auditors’ consent in Exhibit 23.1.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.